Exhibit 99.1

ASX ANNOUNCEMENT (ASX: NVX)

Presentation to the Annual General Meeting

Brisbane, Australia, 15 April 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, advises that the Chairman’s Address to the Annual General Meeting and the Annual General Meeting Presentation, delivered today, are set out in the attached documents.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials and anode materials operations at its Chattanooga, Tennessee headquarters. NOVONIX is positioned as a supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

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